Exhibit 99.1

AYR Wellness Announces Agreement to Acquire Third Ohio Dispensary License

MIAMI, July 13, 2023 - AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), today announced that it has entered an option agreement that provides AYR with the future ability to acquire 100% of the equity interests of Twice the Wellness, LLC, (“Twice the Wellness”) an entity provisionally licensed to operate a medical marijuana dispensary in Ohio. Terms of the agreement were not disclosed.

Twice the Wellness intends to open a dispensary in Woodmere, Ohio, a suburb of the Cleveland Metropolitan Area.

“AYR continues to focus on building a vertical presence in Ohio, a market where we have the ability to build considerable depth and market share,” said David Goubert, President and CEO of AYR. “We have begun to scale cultivation and production in the State with the opening of a 58,000 sq. ft. cultivation facility in Parma and have recently entered into agreements to acquire two dispensaries, pending regulatory approval, with Twice the Wellness set to become AYR’s third future location in Ohio. We look forward to operating these locations soon and scaling our business ahead of a potential conversion to adult-use sales.”

The Company previously entered into option agreements to acquire Daily Releaf, LLC (“Daily Releaf”) located in Riverside, Ohio, part of the Dayton Metropolitan Area, and Heaven Wellness, LLC (“Heaven Wellness”), located in Clermont County, part of the Greater Cincinnati area. The Company anticipates all three dispensaries to open by year end.

To learn more about AYR Wellness or to locate your nearest dispensary, please visit www.ayrwellness.com.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, AYR’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained in a timely manner or at all; inflationary pressures may increase input costs; supply chain issues may hamper production and distribution; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; state laws may restrict or prevent inter-state commerce in cannabis products; acquisitions may not be able to be completed on satisfactory terms or at all; and AYR may not be able to raise needed additional debt or equity capital. Among other things, AYR has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While AYR believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About AYR Wellness Inc.

AYR is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

AYR’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.ayrwellness.com.

Media Contact:

Robert Vanisko

VP, Public Engagement

T: (786) 885-0397

Email: comms@ayrwellness.com

Company Contact:

Jon DeCourcey

Head of Investor Relations

T: (786) 885-0397

Email: ir@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA

Elevate IR

T: (786) 885-0397

Email: ir@ayrwellness.com